SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. )*

GOODRICH PETROLEUM CORPORATION
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

382410843
(CUSIP Number)

Anchorage Capital Group, L.L.C. 610 Broadway 6th Floor New York, NY 10012 Tel: 212-432-4650 Attention: David Young
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 24, 2018 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☑

(Page 1 of 12 Pages)
______________________________
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 382410843	Page 2 of 12 Pages

1	NAMES OF REPORTING PERSONS
ANCHORAGE CAPITAL GROUP, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,567,744 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,567,744 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,567,744 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.56% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO, IA

(1)
Pursuant to Rule 13d-3(d) under the Act, this amount excludes 19,651 Shares issuable upon exercise of Warrants held for the account of AIO V (as defined herein), and 20,954 Shares issuable upon exercise of Warrants held for the account of AIV 1 (as defined herein), that the Reporting Person has the right to exercise only upon certain conditions precedent being met, because these conditions precedent have not been met.

(2)	Calculation is based on 11,562,127 Shares outstanding as of May 14, 2018, as reported by the Issuer in its quarterly report on Form 10-Q, filed on May 15, 2018.

SCHEDULE 13D
CUSIP No. 382410843	Page 3 of 12 Pages

1	NAMES OF REPORTING PERSONS
ANCHORAGE ADVISORS MANAGEMENT, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,567,744 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,567,744 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,567,744 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.56% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO, HC

(1)
Pursuant to Rule 13d-3(d) under the Act, this amount excludes 19,651 Shares issuable upon exercise of Warrants held for the account of AIO V (as defined herein), and 20,954 Shares issuable upon exercise of Warrants held for the account of AIV 1 (as defined herein), that the Reporting Person has the right to exercise only upon certain conditions precedent being met, because these conditions precedent have not been met.

(2)	Calculation is based on 11,562,127 Shares outstanding as of May 14, 2018, as reported by the Issuer in its quarterly report on Form 10-Q, filed on May 15, 2018.

SCHEDULE 13D
CUSIP No. 382410843	Page 4 of 12 Pages

1	NAMES OF REPORTING PERSONS
KEVIN M. ULRICH

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
CANADA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,567,744 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,567,744 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,567,744 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.56% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

(1)
Pursuant to Rule 13d-3(d) under the Act, this amount excludes 19,651 Shares issuable upon exercise of Warrants held for the account of AIO V (as defined herein), and 20,954 Shares issuable upon exercise of Warrants held for the account of AIV 1 (as defined herein), that the Reporting Person has the right to exercise only upon certain conditions precedent being met, because these conditions precedent have not been met.

(2)	Calculation is based on 11,562,127 Shares outstanding as of May 14, 2018, as reported by the Issuer in its quarterly report on Form 10-Q, filed on May 15, 2018.

SCHEDULE 13D
CUSIP No. 382410843	Page 5 of 12 Pages

1	NAMES OF REPORTING PERSONS
ANCHORAGE ILLIQUID OPPORTUNITIES V, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
758,716 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
758,716 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
758,716 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.56% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)
Pursuant to Rule 13d-3(d) under the Act, this amount excludes 19,651 Shares issuable upon exercise of Warrants that the Reporting Person has the right to exercise only upon certain conditions precedent being met, because these conditions precedent have not been met.

(2)	Calculation is based on 11,562,127 Shares outstanding as of May 14, 2018, as reported by the Issuer in its quarterly report on Form 10-Q, filed on May 15, 2018.

SCHEDULE 13D
CUSIP No. 382410843	Page 6 of 12 Pages

1	NAMES OF REPORTING PERSONS
AIO V AIV 1 HOLDINGS, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
809,028 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
809,028 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
809,028 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.0% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)
Pursuant to Rule 13d-3(d) under the Act, this amount excludes 20,954 Shares issuable upon exercise of Warrants that the Reporting Person has the right to exercise only upon certain conditions precedent being met, because these conditions precedent have not been met.

(2)	Calculation is based on 11,562,127 Shares outstanding as of May 14, 2018, as reported by the Issuer in its quarterly report on Form 10-Q, filed on May 15, 2018.

SCHEDULE 13D
CUSIP No. 382410843	Page 7 of 12 Pages

Item 1.	SECURITY AND ISSUER

This Schedule 13D is being filed by the undersigned, pursuant to §240.13d-1(e), with respect to the Common Stock, par value $0.01 per share, (the “Shares”) of Goodrich Petroleum Corporation (the “Issuer”), whose principal executive offices are located at 801 Louisiana St., Suite 700, Houston, Texas 77002.

Item 2.	IDENTITY AND BACKGROUND

(a-c, f)
This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

i. Anchorage Capital Group, L.L.C. (“Capital Group”);
ii. Anchorage Advisors Management, L.L.C. (“Management”);
iii. Kevin M. Ulrich (“Mr. Ulrich”);
iv. Anchorage Illiquid Opportunities V, L.P. (“AIO V”); and
v. AIO V 1 Holdings, L.P. (“AIV 1”).

This Statement relates to Shares held for the accounts of AIO V and AIV 1.  Each of AIO V and AIV 1 are investment vehicles.  Capital Group is the investment manager to each of AIO V and AIV 1 and, in such capacity, exercises voting and investment power over the shares held for the accounts of AIO V and AIV 1.  Management is the sole managing member of Capital Group.  Mr. Ulrich is the Chief Executive Officer of Capital Group and the senior managing member of Management.

The address of the principal business office of each of the Reporting Persons is c/o Anchorage Capital Group, L.L.C., 610 Broadway, 6th Floor, New York, NY 10012.

(d)	None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The funds used for the purchase of the Shares and Warrants reported herein came from the working capital of AIO V, AIV 1 and other investment vehicles managed by Capital Group.  No borrowed funds were used to purchase the Shares.

The Reporting Persons initially acquired Shares and Warrants in connection with the Issuer’s restructuring related to its emergence from bankruptcy on October 12, 2016 (the “Restructuring”).  In connection with the Restructuring, 204,108 Shares and Warrants to acquire 40,605 Shares were acquired as payment on unsecured creditor claims in connection with the approximately $13.611 million of then-outstanding debt held by the Reporting Persons.

SCHEDULE 13D
CUSIP No. 382410843	Page 8 of 12 Pages

Subsequent to the Restructuring, on December 22, 2017, the Reporting Persons entered into a Common Stock Subscription Agreement pursuant to which the Reporting Persons acquired an additional 1,363,636 Shares at a price of $11.00 per Share (the “Private Placement”).

Item 4.	PURPOSE OF TRANSACTION

The response to Item 3 of this Schedule 13D is incorporated by reference herein.

The Reporting Persons initially acquired Shares in connection with the Issuer’s Restructuring, and acquired additional Shares in the Private Placement for investment purposes, because they believed the securities were undervalued and represented an attractive investment opportunity.

The Reporting Persons have engaged and may continue to engage in discussions with management, the Issuer’s board of directors, other shareholders of the Issuer and other relevant parties, including representatives of any of the foregoing, concerning the Reporting Persons’ investment in the Issuer, including, without limitation, matters concerning the business, operations, governance, board composition, director candidates, management, capitalization (including, without limitation, implementing a share buyback program involving open market purchases, private transactions and/or some form of tender offer) and strategic plans of the Issuer.  The Reporting Persons may exchange information with any persons pursuant to appropriate confidentiality or similar agreements or otherwise, work together with any persons pursuant to joint agreements or otherwise, propose changes in the business, operations, governance, board composition, director candidates, management, capitalization (including, without limitation, implementing a share buyback program involving open market purchases, private transactions and/or some form of tender offer) or strategic plans of the Issuer, or propose or engage in one or more other actions set forth under subparagraphs (a)-(j) of Item 4 of Schedule 13D.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis.  Depending on various factors, including, without limitation, the outcome of any discussions referenced above, the financial position and strategic direction, actions taken by management or the board of directors of the Issuer, price levels of the Shares, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, proposing or nominating director candidates to the board of directors of the Issuer, proposing changes in the operations, governance, capitalization (including, without limitation, implementing a share buyback program involving open market purchases, private transactions and/or some form of tender offer), use of capital, financial metrics, capital allocations, corporate structure, including acquisitions or dispositions of the Issuer, purchasing additional, or selling some or all of, their Shares, engaging in short selling of or any hedging or similar transactions with respect to the Shares and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.  The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect to their investment in the Shares.

Except as set forth herein, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D.

SCHEDULE 13D
CUSIP No. 382410843	Page 9 of 12 Pages

Item 5.	INTEREST IN SECURITIES OF THE ISSUER
(a, b)	The aggregate number of Shares and the percentage of total outstanding Shares beneficially owned by the Reporting Persons as of the date hereof is set forth below:

Reporting Person	Number of Shares Beneficially Owned (1)	Percentage of Outstanding Shares
Capital Group	1,567,744 (2)	13.56% (5)
Management	1,567,744 (2)	13.56% (5)
Mr. Ulrich	1,567,744 (2)	13.56% (5)
AIO V	758,716 (3)	6.56% (5)
AIV 1	809,028 (4)	7.0% (5)

(1) The beneficial ownership for which each figure is provided in this column is the shared, not sole, power to vote or to direct the vote, and the shared, not sole, power to dispose or to direct the disposition of the Shares.

(2) Pursuant to Rule 13d-3(d) under the Act, this amount excludes 19,651 Shares issuable upon exercise of Warrants held for the account of AIO V, and 20,954 Shares issuable upon exercise of Warrants held for the account of AIV 1, that the Reporting Persons have the right to exercise only upon certain conditions precedent being met, because these conditions precedent have not been met.

(3) This amount excludes 19,651 Shares issuable upon exercise of Warrants that the Reporting Person has the right to exercise only upon certain conditions precedent being met, because these conditions precedent have not been met.

(4) This amount excludes 20,954 Shares issuable upon exercise of Warrants that the Reporting Person has the right to exercise only upon certain conditions precedent being met, because these conditions precedent have not been met.

(5) Calculation is based on 11,562,127 Shares outstanding as of May 14, 2018, as reported by the Issuer in its quarterly report on Form 10-Q, filed on May 15, 2018.

(c)	There were no transactions in the Shares by the Reporting Persons in the past sixty days.

(d)	This Item 5(d) is not applicable.

(e)	This Item 5(e) is not applicable.

SCHEDULE 13D
CUSIP No. 382410843	Page 10 of 12 Pages

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The response to Item 3 and Item 4 of this Schedule 13D is incorporated by reference herein.

Warrants

On October 12, 2016, the Issuer issued warrants to the Reporting Persons and other former holders of unsecured notes and generate unsecured claims (the “Warrants”).  The Warrants may be exercised following the first date that the product of (x) the Common Stock Deemed Outstanding and (y) the Current Sale Price (each as defined in the Warrant Agreement), is equal to at least $230.0 million, as may be adjusted in accordance with the terms of the Warrant Agreement.  The Warrants expire on October 12, 2026.

The foregoing description of the Warrants does not purport to be complete and is qualified in its entirety by the terms, rights, obligations and preferences of the Warrants, as set forth in the Warrant Agreement, dated October 12, 2016, a copy of which is filed hereto as Exhibit B, and is incorporated herein by reference.

Common Stock Subscription Agreement

In connection with the Private Placement, AIO V, AIV 1 and certain other purchasers identified therein (collectively, the “Purchasers”) entered into a Common Stock Subscription Agreement, dated as of December 19, 2016, with the Issuer, pursuant to which, among other things, the Issuer agreed to issue and sell to the Purchasers in a private placement an aggregate of 2,272,727 Shares at a price of $11.00 per Share. AIO V purchased 659,937 Shares and AIV 1 purchased 703,699 Shares.  The Private Placement closed on December 22, 2016.

The foregoing description of the Common Stock Subscription Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Common Stock Subscription Agreement, a copy of which is filed hereto as Exhibit C, and is incorporated herein by reference.

Registration Right Agreement

Also in connection with the closing of the Private Placement, on December 22, 2016, the Purchasers entered into a Registration Rights Agreement with the Issuer, pursuant to which the Issuer agreed, among other things, to use its best efforts to file a Registration Statement with the Securities and Exchange Commission no later than 90 days after the closing of the Private Placement to register the offer and resale of the Shares sold in the Private Placement to the Purchasers.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Registration Rights Agreement, a copy of which is filed hereto as Exhibit D, and is incorporated herein by reference.

Except as described in this Item 6, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons named in Item 2 or, to the knowledge of the Reporting Persons, between such persons and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

SCHEDULE 13D
CUSIP No. 382410843	Page 11 of 12 Pages

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit A:	Joint Filing Agreement, dated February 14, 2018 (incorporated by reference to Exhibit A to the Schedule 13G filed by the Reporting Persons on February 14, 2018)

Exhibit B:
Warrant Agreement, dated as of October 12, 2016, by and between Goodrich Petroleum Corporation and American Stock Transfer & Trust Company, LLC (incorporated by reference to Exhibit 10.6 to the Form 8-K filed by the Issuer on October 14, 2016)

Exhibit C:
Common Stock Subscription Agreement, dated as of December 19, 2016, by and between Goodrich Petroleum Corporation and AIO V and AIV 1 and other Purchasers (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by the Issuer on December 22, 2016)

Exhibit D:
Registration Rights Agreement, dated as of December 22, 2016, by and between Goodrich Petroleum Corporation and AIO V and AIV 1 and other Purchasers (incorporated by reference to Exhibit 10.2 to the Form 8-K filed by the Issuer on December 22, 2016)

SCHEDULE 13D
CUSIP No. 382410843	Page 12 of 12 Pages

SIGNATURES
After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Date: May 24, 2018

ANCHORAGE CAPITAL GROUP, L.L.C.

By:	/s/ Kevin M. Ulrich
Name:	Kevin M. Ulrich
Title:	Authorized Signatory

ANCHORAGE ADVISORS MANAGEMENT, L.L.C.

By:	/s/ Kevin M. Ulrich
Name:	Kevin M. Ulrich
Title:	Authorized Signatory

KEVIN M. ULRICH

/s/ Kevin M. Ulrich

ANCHORAGE ILLIQUID OPPORTUNITIES V, L.P.

By: Anchorage Capital Group, L.L.C., its investment manager

By:	/s/ Natalie Birrell
Name:	Natalie Birrell
Title:	Chief Operating Officer

AIO V AIV 1 HOLDINGS, L.P.

By: Anchorage Capital Group, L.L.C., its investment manager

By:	/s/ Natalie Birrell
Name:	Natalie Birrell
Title:	Chief Operating Officer